DELOITTE CORPORATE FINANCE LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Deloitte Corporate Finance LLC (the "Company"), a securities broker-dealer providing corporate finance advisory services to Fortune 1000 companies and large middle-market companies, both publicly and privately held, was organized as a limited liability company by Deloitte Corporate Finance Holding LLC (sole member and parent company). The Company received its articles of organization from the State of Delaware in January 2001. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation—The financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition—The Company recognizes revenue from contracts with customers including advisory services on mergers and acquisitions (M&A) and other advisory services. Revenue for M&A advisory arrangements are generally recognized at the point in time that performance under the engagement is completed which is typically the closing date of the transaction or when the contract is cancelled. Other advisory services are generally recognized over time as the customer receives the benefits.

Deferred Costs/Revenue—The Company defers direct internal costs that enhance its ability to satisfy future performance obligations up to the amount of the corresponding non-refundable retainer fees. The Company recognizes these costs and reimbursable expenses once the performance obligation is satisfied. The Company may receive non-refundable retainer fees in advance of providing financial advisory services to its clients and reimbursable expenses during the engagement. The company recognizes these retainers and reimbursable expenses once the performance obligation is satisfied.

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash.

Accounts Receivable— Accounts receivable are client obligations due under normal transaction terms. The Company reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company evaluates the collectability of its accounts receivable and adequacy of the allowance for doubtful accounts based upon historical experience and any specific customer financial difficulties of which the Company becomes aware. In cases where management is aware of circumstances that may impair a customer's ability to meet its financial obligations, management records a specific allowance against amounts due and reduces the receivable to the amount the Company believes will be collected. For all other customers, the Company maintains an allowance that considers the total receivables outstanding, historical collection rates and economic trends. Accounts are written off when all efforts to collect have been exhausted. The allowance for doubtful accounts was $687 at May 31, 2021. Provision for bad debts includes changes in the allowance for doubtful accounts based on assessments of credit risk.